EXHIBIT 99.1

Contacts:

URS Corporation	Sard Verbinnen & Co
H. Thomas Hicks	Hugh Burns/Jamie Tully
Vice President	(212) 687-8080
& Chief Financial Officer
(415) 774-2700

URS CORPORATION REPORTSSECOND QUARTER
RESULTS FOR FISCAL 2007

Revenues Up 17 Percent, EPS Up 11 Percent
From Second Quarter 2006

Company Raises 2007 Revenue and EPS Guidance

SAN FRANCISCO, CA– August 8, 2007– URS Corporation (NYSE: URS) today reported its financial results for the second quarter of fiscal 2007, which ended on June 29, 2007.  Revenues for the quarter were $1.25 billion, compared with revenues of $1.07 billion during the second quarter of 2006, an increase of 17%.  Net income was $36.8 million, an increase of 13% over the $32.6 million reported for the corresponding period in 2006.  Earnings per share (“EPS”) of $0.70, fully diluted, increased 11%, compared with EPS of $0.63, fully diluted, for the same period last year.

As of June 29, 2007, the Company’s backlog was $5.75 billion, compared to $4.64 billion as of December 29, 2006, an increase of 24%.

Commenting on the Company’s financial results, Martin M. Koffel, Chairman and Chief Executive Officer, stated: “URS had another excellent quarter, highlighted by record revenues, net income and EPS.  Our results were driven by strong growth in our private sector business, particularly emissions control work for utility companies. The increase in our state and local government revenues reflects the increased investment in, and funding for, infrastructure projects. Our success in these markets more than offset the temporary weakness in certain parts of our federal sector, and underscore the strength of the diverse, strategic portfolio of businesses we have assembled.  We ended the quarter with the largest book of business in URS’ history.”

Mr. Koffel continued: “Given our record book of business, and positive trends across our domestic private sector, state and local government, and international businesses, we believe the Company is well positioned for continued growth over the remainder of 2007 and into 2008.”

For the purpose of calculating diluted EPS, weighted-average shares outstanding for the second quarter of 2007 were 52.8 million, compared to 51.5 million for the corresponding period last year.

Results for Six Months Ended June 29, 2007

For the six months ended June 29, 2007, revenues increased by 15% to $2.38 billion, from $2.07 billion for the first six months of 2006.  Net income for the six months ended June 29, 2007 was $67.2 million, or $1.28 per diluted share.  Net income for the comparable period in 2006 was $56.8 million, or $1.11 per diluted share.

Weighted-average shares outstanding for the first half of 2007 for purposes of calculating diluted EPS were 52.4 million compared to 51.4 million weighted-average shares outstanding for the comparable period of 2006.

Business Segments

In addition to providing consolidated financial results, URS reports separate financial information for its two segments: the URS Division and the EG&G Division.  The URS Division’s revenues include the Company’s work in the state and local government market, the private sector and the international business.  In addition, the URS Division provides engineering services to federal government agencies, primarily for contingency contracts and facilities and environmental projects.  The EG&G Division primarily serves the federal government market, providing a range of operations and maintenance and technical support services to the Departments of Defense, Homeland Security, Energy, Treasury and NASA, among others.

URS Division.  For the second quarter of fiscal 2007, the URS Division reported revenues of $873.5 million and operating income of $60.9 million, compared to revenues of $689.5 million and operating income of $50.5 million for the corresponding period in 2006.

For the six months ended June 29, 2007, the URS Division reported revenues of $1.67 billion and operating income of $116.2 million, compared to revenues of $1.33 billion and operating income of $93.0 million for the same period last year.

EG&G Division.  For the second quarter of fiscal 2007, the EG&G Division reported revenues of $377.8 million and operating income of $21.9 million, compared to revenues of $385.3 million and operating income of $22.8 million for the corresponding period in 2006.

For the six months ended June 29, 2007, the EG&G Division reported revenues of $722.9 million and operating income of $38.2 million, compared to revenues of $745.6 million and operating income of $38.1 million for the same period last year.

Update on Washington Group International Acquisition

As announced on July 10, URS received Hart-Scott-Rodino antitrust clearance for its proposed acquisition of Washington Group International.  The two companies subsequently filed a preliminary joint proxy statement with the U.S. Securities and Exchange Commission on July 19, which is currently being reviewed by the Commission.  Once cleared by the Commission, URS will schedule its stockholder meeting and mail its definitive proxy statement to stockholders. The acquisition is expected to close in the early part of the fourth quarter.

Outlook for the Remainder of Fiscal 2007

Based on revenue growth for the first half of 2007 and the Company’s continued positive outlook for its markets, the Company now expects that 2007 revenues will be approximately $4.8 billion, compared to its prior estimate of $4.65 billion.  Assuming this revenue expectation is met, the Company now expects that 2007 net income will be approximately $132 million, compared to its prior estimate of $128 million, and now expects that earnings per share will be between $2.45 and $2.50.  Previously, the Company had expected that EPS would be at the high end of a $2.40 to $2.45 range.

In addition, the Company continues to expect its effective tax rate for 2007 to be approximately 42.0%, compared to 42.6% in 2006.  Finally, the Company’s weighted-average shares outstanding for 2007 is expected to be 53.2 million, compared with 51.7 million in 2006.

The Company noted that the guidance provided above does not include the impact of its pending acquisition of Washington Group International.

Web Cast Information

URS will host a dial-in conference call on Thursday, August 9 at 11:00 a.m. (EDT) to discuss its second quarter fiscal 2007 results.  A live web cast of this call will be available on the investor relations portion of URS’ website at www.urscorp.com.

URS Corporation offers a comprehensive range of professional planning and design, systems engineering and technical assistance, program and construction management, and operations and maintenance services for transportation, facilities, environmental, water/wastewater, industrial infrastructure and process, homeland security, installations and logistics, and defense systems. Headquartered in San Francisco, the Company operates in more than 20 countries with approximately 30,400 employees providing engineering and technical services to federal, state and local governmental agencies as well as private clients in the chemical, pharmaceutical, oil and gas, power, manufacturing, mining and forest products industries (www.urscorp.com).

TABLES TO FOLLOW

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Statements contained in this earnings release that are not historical facts may constitute forward-looking statements, including statements relating to future revenues and business trends, future earnings, future tax rates, future timing of and the satisfaction of conditions to the Company’s merger with Washington Group International, future outstanding shares and future economic and industry conditions. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to: an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and our partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; the Company’s ability to maintain adequate insurance coverage; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service the Company’s debt; the Company’s future indebtedness upon the completion or termination of the Company’s proposed merger with Washington Group International; risks associated with international operations; business activities in high security risk countries; project management and accounting software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company's Form 10-Q for the quarter ended June 29, 2007, and in the Company’s preliminary joint proxy statement/prospectus, as amended, filed on July 19, 2007 with the Securities and Exchange Commission (the “SEC”) as well as in other reports filed from time to time with the SEC. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to revise or update any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, URS Corporation (“URS”) and Washington Group International (“Washington Group”) filed a preliminary joint proxy statement/prospectus, as amended,  with the SEC on July 19, 2007, and URS intends to file a registration statement on Form S-4.  Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy statement/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents which URS filed with the SEC by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents which Washington Group filed with the SEC by contacting Washington Group Investor Relations at 866-964-4636.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - UNAUDITED
(In thousands, except per share data)

	June 29, 2007	December 29, 2006
ASSETS
Current assets:
Cash and cash equivalents, including $35,770 and $44,557 of short-term money market funds, respectively	$63,511	$89,502
Accounts receivable, including retainage of $39,391 and $37,368, respectively	684,585	680,631
Costs and accrued earnings in excess of billings on contracts in process	585,134	552,526
Less receivable allowances	(38,313)	(50,458)
Net accounts receivable	1,231,406	1,182,699
Deferred tax assets	40,725	36,547
Prepaid expenses and other assets	86,243	65,405
Total current assets	1,421,885	1,374,153
Property and equipment at cost, net	170,011	163,142
Goodwill	1,006,832	989,111
Purchased intangible assets, net	3,339	3,839
Other assets	32,862	50,784
	$2,634,929	$2,581,029
LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Book overdrafts	$819	$3,334
Current portion of long-term debt	16,487	19,120
Accounts payable and subcontractors payable, including retainage of $24,205 and $19,515, respectively	307,463	290,651
Accrued salaries and wages	234,371	230,905
Accrued expenses and other	79,157	73,704
Billings in excess of costs and accrued earnings on contracts in process	128,956	168,271
Total current liabilities	767,253	785,985
Long-term debt	116,004	149,494
Deferred tax liabilities	17,453	17,808
Other long-term liabilities	128,887	117,586
Total liabilities	1,029,597	1,070,873
Commitments and contingencies
Minority interest	6,768	3,469
Stockholders’ equity:
Preferred stock, authorized 3,000 shares; no shares outstanding	—	—
Common shares, par value $.01; authorized 100,000 shares; 53,107 and 52,309 shares issued, respectively; and 53,055 and 52,257 shares outstanding, respectively	531	523
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	999,711	973,892
Accumulated other comprehensive loss	(462)	(3,638)
Retained earnings	599,071	536,197
Total stockholders’ equity	1,598,564	1,506,687
	$2,634,929	$2,581,029

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME - UNAUDITED
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006

Revenues	$1,246,798	$1,069,991	$2,382,393	$2,068,140
Direct operating expenses	835,277	690,931	1,576,831	1,322,235
Gross profit	411,521	379,060	805,562	745,905
Indirect, general and administrative expenses	343,059	316,874	679,414	636,045
Operating income	68,462	62,186	126,148	109,860
Interest expense	4,051	5,850	7,991	10,985
Income before income taxes and minority interest	64,411	56,336	118,157	98,875
Income tax expense	26,726	23,599	49,032	41,592
Minority interest in income of consolidated subsidiaries, net of tax	883	99	1,962	457
Net income	36,802	32,638	67,163	56,826
Other comprehensive income (loss):
Minimum pension liability adjustments, net of tax benefit	—	—	—	(2,366)
Foreign currency translation adjustments	2,206	2,538	3,176	2,582
Comprehensive income	$39,008	$35,176	$70,339	$57,042
Earnings per share:
Basic	$.71	$.64	$1.31	$1.13
Diluted	$.70	$.63	$1.28	$1.11
Weighted-average shares outstanding:
Basic	51,484	50,635	51,367	50,469
Diluted	52,782	51,519	52,444	51,425

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(In thousands)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006

Cash flows from operating activities:
Net income	$36,802	$32,638	$67,163	$56,826
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,032	10,092	19,716	19,279
Amortization of debt issuance costs	428	468	857	929
Provision for doubtful accounts	1,197	(1,065)	1,727	2,948
Deferred income taxes	(385)	3,787	(634)	1,075
Stock-based compensation	7,288	4,132	13,924	7,909
Excess tax benefits from stock-based compensation	(2,522)	(1,422)	(4,022)	(2,609)
Minority interest in net income of consolidated subsidiaries	883	99	1,962	457
Changes in assets and liabilities:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	(58,573)	(14,304)	(58,139)	(38,923)
Prepaid expenses and other assets	(7,699)	(19,216)	(15,282)	(25,045)
Accounts payable, accrued salaries and wages and accrued expenses	87,382	31,013	38,708	(33,757)
Billings in excess of costs and accrued earnings on contracts in process	2,847	8,205	(39,315)	12,132
Distributions from unconsolidated affiliates, net	3,400	2,137	8,424	17,640
Other, net	(8,142)	(5,893)	(10,377)	(7,729)
Total adjustments and changes	36,136	18,033	(42,451)	(45,694)
Net cash from operating activities	72,938	50,671	24,712	11,132
Cash flows from investing activities:
Capital expenditures, less equipment purchased through capital leases and equipment notes	(8,431)	(4,648)	(13,202)	(9,794)
Net cash from investing activities	(8,431)	(4,648)	(13,202)	(9,794)
Cash flows from financing activities:
Long-term debt principal payments	(35,390)	(56,737)	(35,769)	(68,481)
Long-term debt borrowings	—	552	—	552
Net borrowings (payments) under the lines of credit and short-term notes	(83)	1,236	(4,788)	5,018
Net change in book overdrafts	(30,317)	21,431	(2,515)	21,420
Capital lease and equipment note obligation payments	(3,593)	(5,776)	(6,889)	(8,834)
Excess tax benefits from stock-based compensation	2,522	1,422	4,022	2,609
Proceeds from employee stock purchase plan and exercise of stock options	1,011	9,439	8,438	22,089
Net cash from financing activities	(65,850)	(28,433)	(37,501)	(25,627)
Net decrease in cash and cash equivalents	(1,343)	17,590	(25,991)	(24,289)
Cash and cash equivalents at beginning of period	64,854	59,666	89,502	101,545
Cash and cash equivalents at end of period	$63,511	$77,256	$63,511	$77,256

Supplemental information:
Interest paid	$3,198	$4,787	$8,282	$9,408
Taxes paid	$20,516	$26,914	$46,894	$33,043

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(In thousands)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Supplemental schedule of noncash investing and financing activities:
Fair value of assets acquired (net of cash acquired)	$16,888	$—	$16,888	$—
Liabilities assumed	127	—	127	—
Non cash business acquisition	$16,761	$—	$16,761	$—
Equipment acquired through capital lease and equipment note obligations	$3,779	$13,597	$11,249	$18,651

URS CORPORATION AND SUBSIDIARIES
REVENUES BY CLIENT TYPE - UNAUDITED
(In millions)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006

Federal Government Clients:
URS Division	$132	$131	$249	$255
EG&G Division	378	385	723	745
	510	516	972	1,000
State and local government clients	278	217	532	429
Domestic private industry clients	334	239	638	447
International clients	125	98	240	192
Total revenues	$1,247	$1,070	$2,382	$2,068